                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549



                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934

                              (Amendment No. 3 )*


                         AMERICAN OILFIELD DIVERS, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   02872R101
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 5 pages

CUSIP No. 02872R101                     13G                   Page 2 of 5 Pages



1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       HEARTLAND ADVISORS, INC.

       #39-1078128

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                     (a)  [   ]
                                     (b)  [   ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

       WISCONSIN, U.S.A.

 NUMBER OF                  5.  SOLE VOTING POWER
  SHARES
BENEFICIALLY                    300,000
 OWNED BY
   EACH                     6.  SHARED VOTING POWER
REPORTING                       None
  PERSON
  WITH
                            7.  SOLE DISPOSITIVE POWER

                                300,000

                            8.  SHARED DISPOSITIVE POWER
                                None


9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       300,000

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       2.8%

12.  TYPE OF REPORTING PERSON*

       IA

CUSIP NUMBER  02872R101                      Page 3 Of 5 Pages

Item 1.
    (a) Name of Issuer:   American Oilfield Divers, Inc.
        --------------


    (b) Address of Issuer's Principal Executive Offices:
        -----------------------------------------------
         900 Town & Country Lane, Suite 400
         Houston,  TX   77024

Item 2.
    (a) Name of Person Filing:    Heartland Advisors, Inc.
        ---------------------


    (b) Address of Principal Business Office:
        ------------------------------------
             Heartland Advisors, Inc.
             790 North Milwaukee Street
             Milwaukee, WI  53202


    (c) Citizenship:       Heartland Advisors is a Wisconsin corporation.
        -----------

    (d) Title of Class of Securities:  Common Stock
        ----------------------------

    (e)  CUSIP Number: 02872R101
         ------------

Item 3. If this statement is filed pursuant to Rule 13d-1(b),
        -----------------------------------------------------
        or 13d-2(b), check whether the person filing is a:
        --------------------------------------------------

    (a)_____ Broker or Dealer registered under Section 15 of the Act.

    (b)_____    Bank as defined in Section 3(a)(6) of
                the Act.

    (c)_____ Insurance company as defined in Section 3(a)(19) of the Act.

    (d)_____ Investment company registered under Section 8 of the Investment Company Act of 1940.

    (e)  X      Investment adviser registered under Section 203 of
       -----    the Investment Advisers Act of 1940.


    (f)_____ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement
                Income Security Act of 1974 or Endowment Fund; see Sec 240.13d-1(b)(1)(ii)(F).

    (g)_____    Parent Holding Company, in accordance with
                Sec 240.13d-1(b)(ii)(G) (Note:  See Item 1).


    (h)_____    Group, in accordance with
                Sec 240.13d-1(b)(1)(ii)(H).

Item 4. Ownership.
        ---------

     For information on ownership, voting and dispositive power with respect to the above listed shares, see Items 5-9 of the Cover Page.


Item 5. Ownership of Five Percent or Less of a Class.
        --------------------------------------------

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:[X]


Item 6. Ownership of more than Five Percent on Behalf of Another Person.
        ----------------------------------------------------------------

     Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the
        ----------------------------------------------------------------------
Security Being Reported on By the Parent Holding Company.
---------------------------------------------------------

     Not Applicable.

Item 8. Identification and Classification of Members of the Group.
        ---------------------------------------------------------

     Not Applicable.

Item 9. Notice of Dissolution of Group.
        ------------------------------

     Not Applicable.

Item 10.  Certification.
          -------------

      By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:   November 7, 1997

                   HEARTLAND ADVISORS, INC.

                   By:   PATRICK J. RETZER
                         Patrick J. Retzer
                         Senior Vice President/Treasurer